SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ON Semiconductor Corporation

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

682189105 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages

CUSIP No. 682189105	Schedule 13 G	Page 2 of 4 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Motorola, Inc.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power Not applicable. 6. Shared Voting Power Not applicable. 7. Sole Dispositive Power Not applicable. 8. Shared Dispositive Power Not applicable.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person Not applicable.

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) Not applicable. Less than 5%.

12.	Type of Reporting Person CO

CUSIP No. 682189105	Schedule 13G	Page 3 of 4 Pages

Item 1(a)	Name of Issuer: ON Semiconductor Corporation

1(b)	Address of Issuer’s Principal Executive Offices:

5005 E. McDowell Road Phoenix, AZ 85008

Item 2(a)	Name of Person Filing: Motorola, Inc. (“Motorola”)

Item 2(b)	Address of Principal Business Office, or, if none, residence:

1303 East Algonquin Road Schaumburg, IL 60196

Item 2(c)	Citizenship:

Delaware Corporation

2(d)	Title of Class of Securities:

Common Stock, $.01 Par Value

2(e)	CUSIP Number: 682189105

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

Not applicable.

Item 5	Ownership of five percent or less of a class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6	Ownership of more than five percent on behalf of another person:

Not Applicable.

Item 7	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

Not Applicable.

Item 8	Identification and classification of members of the group:

Not Applicable.

Item 9	Notices of dissolution of group:

Not Applicable.

CUSIP No. 682189105	Schedule 13G	Page 4 of 4 Pages

Item 10.	Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOTOROLA, INC.

Date:	January 22, 2004	By:	/s/ Carol H. Forsyte
		Name:	Carol H. Forsyte
		Title:	Vice President, Corporate and Securities, Law Department